[ROYCE & ASSOCIATES, INC. LETTERHEAD]







                                   April 28, 2000


The Royce Fund
1414 Avenue of the Americas
New York, NY 10019

Re: Fee Waiver and Expense Reimbursement - Royce Opportunity Fund (Institutional Service Class)

Gentlemen:

      Reference is made to the Investment Advisory Agreement dated November 1, 1996 (the "Agreement") by and between The Royce Fund (the "Fund") on behalf of Royce Opportunity Fund (the "Series") and Royce & Associates, Inc. (the "Adviser").

      Notwithstanding the provisions of Section 4 (Compensation of the Adviser) of the Agreement, the Adviser hereby waives compensation for services provided by it under the Agreement for each of the calendar years ending December 31, 2000-2004 in an amount, if any, necessary so that the Series' "Annual Operating Expenses" for its Institutional Service Class of shares (the "Class") are not more than 1.49% of the Class' average net assets for any such calendar year. If, after giving effect to the provisions of the preceding sentence, the Adviser is not entitled to receive any compensation for any such calendar year with respect to the Class, then the Adviser will reimburse the Series with respect to the Class to the extent necessary to cause the Series' Annual Operating Expenses for the Class to be not more than 1.49% of the Class' average net assets for that calendar year. The Adviser's obligations to reimburse the Series with respect to the Class hereunder will not apply for any period when the Adviser is not rendering services to such Series under the Agreement.

     The Series' "Annual Operating Expenses" for the Class means and will consist only of the following operating expenses of the Series for the Class that are, under generally accepted accounting principles, accruable and deductible from the Series' assets with respect to the Class for the calendar year involved: (i) investment advisory fees, if any; (ii) Rule 12b-1 distribution fees, if any; and (iii) custodian fees, shareholder servicing fees, administrative and office facilities expenses, professional fees, trustees' fees and any other operating expenses of the Series with respect to the Class that are recorded or includable in the Series' statement of operations in accordance with generally accepted accounting principles. Notwithstanding the provisions of the immediately preceding sentence, the Series' "Annual Operating Expenses" for the Class do not include interest and dividends on securities sold short, amortization of organization expenses, taxes, brokerage commissions, litigation and indemnification expenses or any costs or expenses of or for the Series with respect to the Class that are "extraordinary" as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).

                              Very truly yours,

                              ROYCE & ASSOCIATES, INC.


                              By:    /s/ Charles M. Royce
                                     Charles M. Royce,
                                     President
ACCEPTED:
THE ROYCE FUND


By:      /s/ Charles M. Royce
         Charles M. Royce,
         President